

07005995

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED FEB 28 2007 WASH. D.C. 186 SECTION

AB 3/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading	Pennsylvania	19603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

4641 Pottsville Pike, Suite F-106	Reading	Pennsylvania	19605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John M. Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomasi & Company LLP

February 26, 2007

Cross Roads Corporate Centre ■ 4641 Pottsville Pike ■ Suite F ■ Reading, PA 19605
Telephone: (610) 916-3000 ■ Fax: (610) 916-3500

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 2006	December 2005
Cash	$ 1,533,325	$ 1,109,611
Receivable from clients	-0-	931,507
Advanced client expense	170,548	187,780
Prepaid expenses	238,184	223,629
Receivable from related party	-0-	37,067
Equipment, at cost, less accumulated depreciation of $3,739 and $335 respectively in 2006 and 2005	7,262	6,355
TOTAL ASSETS	$ 1,949,319	$ 2,495,949

LIABILITIES AND MEMBER'S EQUITY

	December 2006	December 2005
LIABILITIES		
Accrued PA capital stock tax	$ 44,929	$ 32,929
Payable to related party	49,421	-0-
Deferred revenue	170,548	187,780
	264,898	220,709
MEMBER'S EQUITY	1,684,421	2,275,240
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,949,319	$ 2,495,949

STATEMENTS OF INCOME

	December	
	2006	2005
REVENUES		
Commissions	$ 12,517,763	$ 10,059,068
Client expense reimbursements	105,336	91,942
Interest income	406,383	39,455
TOTAL REVENUES	13,029,482	10,190,465
EXPENSES		
Employee and subcontracting compensation and related expenses	2,826,639	5,593,158
Professional services	363,128	26,795
Insurance	320,414	272,468
Promotional & marketing	157,569	50,436
Client charges - meals, mileage/other	141,406	148,180
Client development - meals, mileage/other	129,119	77,824
Professional dues and fees	101,306	74,067
Occupancy and storage	75,531	75,000
Capital stock tax	73,000	45,929
Postage and delivery	23,796	12,117
Report binding	23,176	27,156
Office supplies	18,003	3,160
Seminars and continuing education	16,051	2,930
Telephone	10,726	17,785
Depreciation	3,404	335
Advertising	2,894	5,055
Computer expenses	2,787	871
Miscellaneous	2,485	2,298
Investment fees	2,413	-0-
Bank fees	1,454	5,554
Interest	-0-	281
Taxes - other	-0-	1,102
TOTAL EXPENSES	4,295,301	6,442,501
NET INCOME	$ 8,734,181	$ 3,747,964

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December	
	2006	**2005**
BALANCE – Beginning of Year	$ 2,275,240	$ 952,276
Net income	8,734,181	3,747,964
Member distribution	(9,325,000)	(2,425,000)
BALANCE – End of Year	$ 1,684,421	$ 2,275,240

STATEMENTS OF CASH FLOWS

	December	
	2006	**2005**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 8,734,181	$ 3,747,964
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,404	335
(Increase) decrease in operating assets:		
Receivable from clients	931,507	(856,507)
Receivable from related party	37,067	(37,067)
Advanced client expense	17,232	(97,971)
Prepaid expenses	(14,555)	(44,590)
Increase (decrease) in operating liabilities:		
Accrued PA capital stock tax	12,000	32,929
Payable to related party	49,421	(99,925)
Deferred revenue	(17,232)	187,780
Net Cash Provided by Operating Activities	9,753,025	2,832,948
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(4,311)	(6,690)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distribution	(9,325,000)	(2,425,000)
NET INCREASE IN CASH	423,714	401,258
CASH – Beginning of Year	1,109,611	708,353
CASH – End of Year	$ 1,533,325	$ 1,109,611

The Accompanying Notes Are An Integral Part of These Financial Statements

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the $5,000 net capital provisions of SEC rule 15c3-1 (see Note 4).

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in one financial institution located in Reading, Pennsylvania. The accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time throughout the year and at year end, the cash balances exceed the insured limits.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $3,404 in 2006 and $335 in 2005.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $160,463 and $55,491 for 2006 and 2005, respectively.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG based on a proportional share of space, utilities, and other services provided.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONT.)

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $2,721,775 in 2006 and $5,593,158 in 2005. In 2006, $2,672,354 was paid and the remainder of $49,421 is classified as a related party payable while in 2005, $5,630,225 was paid to GHG and $37,060 was reflected as receivable. Griffin Financial Group, LLC paid GHG $75,000 for occupancy in 2006 and 2005.

At December 31, 2006 and 2005, there is a related party receivable of $-0- and $37,067 and a corresponding payable of $41,421 and $-0-, respectively. The net loan balances fluctuates throughout the year; however, imputed interest is deemed to be immaterial to the financial statements and has not been reflected. In 2006 the Company generated $300,000 of fee revenue from the related party.

NOTE 3 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 4 NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital of $1,438,975 and $2,008,189, which was $1,433,975 and $2,003,189 in excess of its required net capital of $5,000 in 2006 and 2005. The Company's aggregate indebtedness as of December 31, 2006 was $94,350 and $32,929 as of December 31, 2005 and has met the ratio requirement referred to above.

NOTE 5 OCCUPANCY

Beginning January 1, 2005, the Company entered into an informal arrangement with Griffin Holdings Group, LLC for office space and common area maintenance charges. Approximately 5,000 square feet of office space is being utilized with an average comparable price of $15 per square foot. The arrangement is calculated on a monthly basis at $6,250 and is subject to cancellation or variation in terms depending on the circumstances.

NOTE 6 COMMITMENT

In February 2006 the Company pledged through a non-binding agreement to contribute $100,000 to a local organization. The agreement calls for five annual payments of $20,000 beginning in 2006 and ending in 2010. The amount charged to operations in 2006 was $20,000. The Company, although not legally obligated to do so, plans to follow through with the scheduled annual contributions.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December	
	2006	2005
TOTAL ASSETS	$ 1,949,319	$ 2,495,949
TOTAL LIABILITIES	264,898	220,709
NET WORTH	1,684,421	2,275,240
SUBORDINATED LOANS	-0-	-0-
ADJUSTED NET WORTH	1,684,421	2,275,240
LESS NET NON-ALLOWABLE ASSETS	245,446	267,051
CURRENT CAPITAL	1,438,975	2,008,189
LESS HAIRCUTS	-0-	-0-
NET CAPITAL	1,438,975	2,008,189
REQUIRED NET CAPITAL	5,000	5,000
EXCESS NET CAPITAL	$ 1,433,975	$ 2,003,189
AGGREGATE INDEBTEDNESS	$ 94,350	$ 32,929
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.07	.02

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION – (SCHEDULE I CONTINUED)

	December	
	2006	2005
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,483,902	$ 1,109,611
Non-allowable assets prepaid expenses	-0-	(223,629)
Audit adjustment to record client receivable	-0-	931,507
Audit adjustment to record additional capital stock tax expense and rounding	(44,927)	(32,929)
Audit adjustment to reclassify expenses to prepaid	-0-	223,629
Net Capital Per Above	$ 1,438,975	$ 2,008,189

INTERNAL CONTROL

Tomasi & Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Cross Roads Corporate Centre ▪ 4641 Pottsville Pike ▪ Suite F ▪ Reading, PA 19605
Telephone: (610) 916-3000 ▪ Fax: (610) 916-3500

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 26, 2007

END